Exhibit 99.1

Ability Inc. Announces Delay in Financial Report Filing

TEL AVIV, ISRAEL, May 1, 2017 / PRNewswire / – Ability Inc. (NASDAQ: ABIL) (the “Company”), a leading provider of innovative tactical communications intelligence solutions, today announced that it has filed a Form 12b-25, Notification of Late Filing, with the U.S. Securities and Exchange Commission. The Company was unable to file, without unreasonable effort and expenses, its annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “Annual Report”) on or before the prescribed due date of May 1, 2017. As previously disclosed, Company's independent board members resigned in early April and Company's management has had to devote substantial time and effort to identify replacements and address various regulatory issues that have arisen in connection with the resignations. The Company has therefore been unable to conclude internal and external discussions with its advisors on the disclosures for the Annual Report and its financial statements. The Company anticipates that it will file the Annual Report within the prescribed extension period. The Company expects to report for the year ended December 31, 2016, revenues of $16.5 million, a decrease of $35.7 million, or 68%, compared to total revenues of $52.2 million for the year ended December 31, 2015. This change in results of operations is primarily attributable to the ongoing transition to a revenue stream more focused on ULIN, the customer adoption of which has been much slower than the Company had anticipated.

About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“Ability”), following the December 2015 closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Inc. and Ability.

Headquartered in Tel Aviv, Israel, Ability was founded in 1994. Ability provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. Ability has sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interception, the first-to-market SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability's scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers' needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

msegal@ms-ir.com

or

Brett Maas

Tel: 646-536-7331

brett@haydenir.com